SEC FILE NUMBER
000-23418

CUSIP NUMBER
553903105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 7, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
MTI Technology Corporation

Full Name of Registrant

Former Name if Applicable

17595 Cartwright Road

Address of Principal Executive Office (Street and Number)
Irvine, California 92614

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
MTI Technology Corporation (the “Company”) was unable to file its Annual Report on Form 10-K for the period ended April 7, 2007 (the “2007 10-K”) by the July 6, 2007 filing deadline without unreasonable effort or expense because the Company needs additional time to complete its annual consolidated financial statements for such period and to complete an evaluation and assessment of potential control deficiencies identified in connection with the preparation and ongoing audit of such financial statements. The Company intends to file the 2007 10-K on or before July 23, 2007.

Certain potential control deficiencies have been identified in connection with the preparation and ongoing audit of the Company’s financial statements to be included in the 2007 10-K. If such potential control deficiencies are determined to exist, they could represent, individually or in the aggregate, “material weaknesses” as defined in Public Company Accounting Oversight Board Auditing Standard No. 2. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Any material weaknesses found to exist will be discussed in the 2007 10-K, along with the Company’s plans to remediate such material weaknesses.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Scott J. Poteracki	(949)	251-1101
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended April 7, 2007, the Company expects to report total revenue of approximately $166.0 million, a net loss of approximately $11.4 million and a net loss per share, basic and diluted, of approximately $0.47 per share. This compares to total revenue of approximately $155.4 million, a net loss of approximately $8.1 million and a net loss per share, basic and diluted, of approximately $0.34 per share reported for the fiscal year ended April 1, 2006, or increases of approximately 6.8%, 40.7% and 38.2%, respectively.

Total revenue in fiscal year 2007 was approximately $166.0 million, an increase of approximately $10.6 million from fiscal year 2006. Product revenues were slightly lower while service revenues increased largely due to the revenues associated with the Company’s acquisition of Collective Technologies LLC (“Collective”) in July 2006. The Company’s net loss increased from approximately $8.1 million in fiscal year 2006 to approximately $11.4 million in fiscal year 2007 due primarily to the adoption of stock-based compensation accounting under SFAS 123(R) and non-cash charges related to the acquisition of Collective. Cash and cash equivalents declined from approximately $21.7 million at April 1, 2006 to approximately $11.4 million at April 7, 2007. The decrease in cash and cash equivalents included approximately $6.6 million in costs related to the acquisition of Collective.

Forward-looking statements contained herein, including statements regarding the Company’s expectations regarding the future, are subject to certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ are discussed from time to time under the heading “Risk Factors” in the Company’s periodic reports and other filings with the Securities and Exchange Commission.

MTI TECHNOLOGY CORPORATION
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 9, 2007	By	/s/ Scott J. Poteracki

Scott J. Poteracki
Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).